CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

JPMORGAN PUBLIC AND PRIVATE CREDIT FUND

This Certificate of Amendment to Certificate of Trust of JPMorgan Public and Private Credit Fund (the “Trust”) is being duly executed and filed by the undersigned trustee to amend the Certificate of Trust of a statutory trust formed under the Delaware Statutory Trust Act (Title 12 of the Delaware Code, Section 3801 et seq.) (the “Act”).

FIRST:	The name of the Trust is JPMorgan Public and Private Credit Fund.

SECOND:	The Certificate of Trust of the Trust is hereby amended by changing the name of the Trust to JPMorgan Public and Private Income Fund.

THIRD:	This Certificate of Amendment shall be effective upon filing.

IN WITNESS WHEREOF, the undersigned trustee of the Trust has duly executed this Certificate of Amendment on May 22, 2026 in accordance with Section 3811(a)(2) of the Act.

By:	/s/ Glenn Hill
Name: Glenn Hill
Title: Sole Initial Trustee